  Exhibit 99.1

High Tide to Open 75th Canna Cabana in Ontario

CALGARY, AB, Dec. 10, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 5921 Perth Street, Richmond, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Saturday, December 14. This opening will mark High Tide's 189th Canna Cabana branded retail cannabis location in Canada, the 75th in the province of Ontario, and the first location in Richmond.

Richmond is located within the amalgamated city of Ottawa. Steeped in history, it was initially settled by the British Army in the early 1800s and is now a short drive from downtown Ottawa. This bedroom community is a brand-new market for Canna Cabana, and the new store is situated in a strong shopping node. Anchor tenants include a provincially owned liquor store, a national discount retailer, and pet supplies chain, and several quick-service restaurants. With low competitive density, this organic Canna Cabana provides the Company with attractive cannabis demographics.

"I'm very excited about our recently announced global Cabana Club launch and its potential to disrupt the online landscape with our cutting-edge products and unbeatable pricing.  On top of our disruptive moves in the e-commerce space, we continue to strengthen our core business of bricks and mortar cannabis stores by adding another location in Canada's largest province, powered through superior real estate," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Ottawa is amongst the best markets in the country for Canna Cabana and I'm hopeful this location will live up to its potential.  Our team continues to work hard to position both our online and bricks and mortar business for continued success.  While I'm thrilled with the success 2024 has brought us in Canada, I'm also looking forward to sharing some additional news about some exciting new international initiatives in the coming weeks," added Mr. Grover.

Grant of Restricted Share Units

The Company also announced that its Board of Directors has approved the grant of 855,252 restricted share units ("RSUs") to officers/directors/consultants of the Company, and 63,436 RSU's to officers of the Company pursuant to the Company's Omnibus Plan, which became effective on June 2, 2022. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 189 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location,  our commitment to opening future stores in prime power centre locations and the expansion of our discount club model, and the announcement of future initiatives in the coming weeks. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 10-DEC-24